SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX I

CONTRACTS WITH SAME GROUP

ITEM	CONTRACTS WITH SAME GROUP CONTRACT’S PURPOSE AND CHARACTERISTICS	LINK WITH THE COMPANY (1)	ORIGINAL VALUE		EXPIRATION DATE OR TERM	CANCELLATION OR TERMINATION CONDITIONS	REMAINING BALANCE
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
01

Itaipu Binacional - Under Law 10,438 of April 26, 2002, Eletrobrás is responsible for the acquisition of all the electric power produced by Itaipu Binacional, thus becoming the distributor of this energy as of January 2003. Accordingly, the commitments relating to energy acquisition and transfer originally signed by Furnas and Eletrosul were subrogated to Eletrobrás.

The results of Itaipu Binacional’s energy sales, under the terms of Decree 4,550, of December 27, 2002, will be appropriated as follows:

- if positive, to the residential and rural consumers of the National Interconnected Power System using up to 350 kWh, proportionally to the individual consumer and credit of bonuses in the electricity bills.

- if negative, it is included by ANEEL in the calculation of the contracted power tariff in the year subsequent to the result formation.

Therefore, the activities involving the commercialization of Itaipu Binacional energy will not affect Eletrobrás’s net operating income.

Sale – R$ 27,099,094 thousand
Purchase – R$ 6,122,533 thousand

		Binational (50 % ownership)						12/31/2009

ITEM	CONTRACTS WITH SAME GROUP CONTRACT’S PURPOSE AND CHARACTERISTICS	LINK WITH THE COMPANY (1)	ORIGINAL VALUE		EXPIRATION DATE OR TERM	CANCELLATION OR TERMINATION CONDITIONS	REMAINING BALANCE
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
02
RGR - Eletrobrás is responsible for administrating Federal Union resources denominated “Reserva Global de Reversão – RGR (reversal Global Reserves), which is a fund created for covering Federal Union expenses with reimbursements from eventual concession reversions linked to electric power public service. The resources are applied in financing concessions destined to Brazilian Electric sector expansion, improvements on services and realization of the Electric Power Conservation Program – PROCEL, besides financing the programs RELUZ and LUZ PARA TODOS and the program of Incentive to Electric Power Alternative Sources - PROINFA
		Federal Union (controller)	7,656,946				7,,646,946	12/31/2009
03	Itaipu Binacional – Financing	Binacional (50 % subsidiary)	13,473,262	1997	02/23/2023		12,969,971	12/31/2009

Note 1 Assigns in which of the following groups the compensation fits in: subsidiary, associate, administrator (or a company linked to It) or Holding (or a company linked to It)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.